December 6, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Tom Jones

Re:	Precision Optics Corporation, Inc.
Registration Statement on Form S-1
Filed October 26, 2012
File No. 333-184618

Dear Mr. Jones:

I am securities counsel for Precision Optics Corporation, Inc. (the “Company”). Set forth below is the Company’s response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated November 21, 2012. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Prospectus Cover Page

Comment 1:	Please revise your prospectus cover page to disclose a fixed price at which the securities will be sold. See Item 501(b)(3) of Regulation S-K. Before you may offer securities at market or negotiated prices, there should be an established trading market for the securities, either by quotation on the OTCBB or listing on a national securities exchange. Please note that in this regard we do not consider quotation on the Pink Sheets to establish the necessary market.

Response 1:	Based on our discussions with the Staff, we understand that the Staff has revised its position. Therefore, the Company has not made any revisions in response to Comment 1.

Private Placement of Common Stock and Warrants on February 1, 2007, page 4

Comment 2:	It appears from your disclosure in footnote 1 on page 5 that some of the warrants overlying stock you are seeking to register have expired. Please provide your analysis of how you are nevertheless able to register the stock underlying these expired warrants.

Response 2:	The Company has not registered stock underlying the expired February 1, 2007 warrants. The Company included the expired February 1, 2007 warrants in the chart on page 5 of its registration statement to provide full disclosure of the February 1, 2007 transaction; however, the Company did not register the stock underlying these warrants. The table as to which the footnote in question refers to does not include the shares underlying the February 1, 2007 warrants in the “total” column of the chart. We understand that the disclosure provided may have been confusing and have made the following revisions.

For clarity, the Company has amended footnote 1 on page 5 of the registration statement to state: “The warrants issued in the February 1, 2007 transaction expired, according to the terms of the warrants, on February 1, 2012 without being exercised and therefore, the shares underlying the February 1, 2007 warrants are not being registered in this prospectus.” The Company has also amended the disclosure in the footnotes to the Selling Security Holder table on page 14 of the registration statement related to the selling stockholders who participated in the February 1, 2007 and the June 25, 2008 transactions. The Company amended the disclosure to further clarify the expiration of the warrants issued in the February 1, 2007 transaction.

If you have further questions or comments, please feel free to contact me. I am happy to cooperate in any way I can.

Regards,

/s/ Amy M. Trombly, Esq.

Amy M. Trombly, Esq.